Exhibit 99.1

Sphere 3D Granted Six Month Extension by NASDAQ

SAN JOSE, CA – February 1, 2017 – Sphere 3D Corp. (NASDAQ: ANY) (the “Company”), a containerization, virtualization, and data management solutions provider, today announced that it has received a letter from the Listing Qualifications Staff of the Nasdaq Stock Market (“Nasdaq”) granting the Company an extension until July 31, 2017 to regain compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) (the “Rule”).

If at any time before July 31, 2017, the bid price of the Company’s common stock closes at $1.00 per share or more for a minimum of 10 consecutive business days, the Company will regain compliance with the Rule, and the matter will be closed. If the Company does not regain compliance with the Rule by July 31, 2017 the Company may be subject to delisting from NASDAQ. In connection with the grant of the extension to regain compliance with the Rule, the listing of the Company’s common shares will be transferred, at the Company’s request, to the NASDAQ Capital Market under the existing ticker symbol (ANY) at the opening of business on February 2, 2017.

About Sphere 3D
Sphere 3D Corp. (NASDAQ: ANY) delivers containerization, virtualization, and data management solutions via hybrid cloud, cloud and on-premise implementations through its global reseller network and professional services organization. Sphere 3D, along with its wholly owned subsidiaries Overland Storage, and Tandberg Data, has a strong portfolio of brands, including HVE ConneXions and UCX ConneXions, dedicated to helping customers achieve their IT goals. For more information, visit www.sphere3d.com. Follow us on Twitter @Sphere3D, @overlandstorage, and @tandbergdata

Safe Harbor Statement
This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including our ability to regain compliance with the NASDAQ minimum closing bid price requirement between now and July 31, 2017; our inability to take other actions to regain compliance with the NASDAQ minimum closing bid price requirement; our ability to maintain compliance with other NASDAQ Capital Market listing requirements; our inability to comply with the covenants in our credit facilities or to obtain additional debt or equity financing; any increase in our future cash needs; our ability to successfully integrate the UCX and HVE ConneXions business with Sphere 3D's other businesses; unforeseen changes in the course of Sphere 3D’s business or the business of its wholly-owned subsidiaries, including, without limitation, Overland Storage and Tandberg Data; market adoption and performance of our products; the level of success of our collaborations and business partnerships; possible actions by customers, partners, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in Sphere 3D’s periodic reports contained in our Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and in prior periodic reports filed with the United States Securities and Exchange Commission (www.sec.gov). Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

Investor Contact:
The Blueshirt Group
Mike Bishop
Tel: +1 415-217-4968
mike@blueshirtgroup.com